July 26, 2023

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadrenal Therapeutics, Inc.
Registration Statement on Form S-1
Filed July 24, 2023 File No: 333-273384

Dear Sir or Madam:

Cadrenal Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-273384), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, July 28, 2023, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Jamie Plisner of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238, or Ms. Plisner at (212) 885-5298 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

CADRENAL THERAPEUTICS, INC.

By:	/s/ Quang Pham
	Name:	Quang Pham
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP

Jamie Plisner, Blank Rome LLP